VIA EDGAR

United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Performance Sports Brands, Inc. Withdrawal of Registration Statement on Form S-1 File No.: 333-176758

Ladies and Gentlemen:

In accordance with Rule 477(a) promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Performance Sports Brands, Inc., a Nevada corporation (the “Company”), hereby respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of the Company’s Registration Statement on Form S-1 filed on September 9, 2011  (the “Registration Statement”).  The Registration Statement was not declared effective by the Commission under the Securities Act, and no securities were issued or sold by the Company pursuant to the Registration Statement.

Should you have any questions regarding the foregoing, please contact the undersigned at (310) 863-6955.

Very truly yours,

Performance Sports Brands, Inc.

/s/ Michael F. Abram

Michael F. Abram

Secretary and Treasurer

cc: Lawrence E. Wilson
      Kane Russell Coleman & Logan PC